Exhibit 99.a.1

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

104 South Chiles Street

Harrodsburg, Kentucky 40330-1620

OFFER TO PURCHASE UP TO

300,000 SHARES OF COMMON STOCK OF

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

OUR OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON JUNE 30, 2003, UNLESS THE OFFER IS EXTENDED. WE MAY EXTEND THE OFFER PERIOD AT ANY TIME.

HARRODSBURG FIRST FINANCIAL BANCORP, INC. IS:

•	offering to purchase up to 300,000 shares of our common stock in a tender offer, and

•	offering to purchase these shares at a price not greater than $16.50 nor less than $15.00 net per share in cash, without interest.

IF YOU WANT TO TENDER YOUR SHARES INTO OUR OFFER, YOU SHOULD:

•	specify the price between $15.00 and $16.50 at which you are willing to tender your shares,

•	specify the amount of shares you want to tender, and

•	follow the instructions in this document and the related documents, including the accompanying letter of transmittal, to submit your shares.

WHEN OUR OFFER EXPIRES:

•	we will select the lowest purchase price specified by tendering shareholders that will allow us to purchase up to 300,000 shares, or such lesser number of shares as are tendered,

•	if the number of shares tendered at or below the selected price is not more than 300,000, we will purchase all these shares at that price, and

•	if the number of shares tendered at or below the selected price is more than 300,000, we will purchase shares at the selected price:

•	first from holders of less than 100 shares who tendered all of their shares at or below the selected price, and

•	then, on a pro rata basis from all other shareholders who tendered shares at or below the selected price.

Our offer is not conditioned on any minimum number of shares being tendered. Our offer is, however, subject to other conditions discussed under “The Offer—Conditions of Our Offer.”

Our Board of Directors has approved this offer. However, neither we nor our Board of Directors nor the information agent makes any recommendation to you as to whether you should tender or not tender your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered.

This document contains important information about our offer. We urge you to read it in its entirety.

The Information Agent for the Offer is:

Keefe, Bruyette & Woods, Inc.

IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must do one of the following before our offer expires at 5:00 p.m. Eastern Standard Time, on June 30, 2003 (unless the tender offer is extended):

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you, or

•	if you hold certificates in your own name, complete and sign a letter of transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your shares and any other documents required by the letter of transmittal, to Illinois Stock Transfer Company, the depositary for our offer, or

•	if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this document, tender your shares according to the procedure for book-entry transfer described in “The Offer – Procedures for Tendering Shares.”

•	if you are a participant in either First Federal Savings Bank of Harrodsburg Employees’ Savings and Profit Sharing Plan and Trust (the “Profit Sharing Plan”) or the Employee Stock Ownership (“ESOP”), wishing to tender any of your shares held in the plans, you must follow the separate instructions and procedures described in “The Offer – Procedures For Tendering Shares.”

If you want to tender your shares but

•	your certificates for the shares are not immediately available or cannot be delivered to the depositary, or

•	you cannot comply with the procedures for book-entry transfer, or

•	your other required documents cannot be delivered to the depositary by the expiration of our offer,

you can still tender your shares if you comply with the guaranteed delivery procedure described under “The Offer—Procedures for Tendering Shares.”

TO TENDER YOUR SHARES YOU MUST FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS RELATED TO OUR OFFER, INCLUDING CHOOSING A PRICE AT WHICH YOU WANT TO TENDER YOUR SHARES.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box next to “Shares Tendered At A Price Determined Pursuant To The Offer” in the section of the letter of transmittal called “Price At Which You Are Tendering.” You should understand that this election may have the effect of lowering the purchase price and could result in your shares being purchased at the minimum purchase price of $15.00 per share.

If you have any questions or need assistance, you should contact Keefe, Bruyette & Woods, Inc., the information agent for our offer, at their address and telephone number on the back page of this document. You may request additional copies of this document, the letter of transmittal or the notice of guaranteed delivery from the information agent.

SUMMARY

Harrodsburg First Financial Bancorp, Inc. (hereinafter, “we,” “our,” “us”) is providing this summary for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of our offer to the same extent that they are described in the body of this document. We urge you to read the entire document and the related letter of transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

WHO IS OFFERING TO PURCHASE MY SHARES?	We are offering to purchase up to 300,000 shares of our outstanding common stock. See “The Offer—Information About Us.”

WHAT IS THE PURCHASE PRICE?

The price range for our offer is $15.00 to $16.50.

We are conducting the offer through a procedure commonly called a “Modified Dutch Auction.” This procedure allows you to choose a price within this price range at which you are willing to sell your shares.

We will look at the prices chosen by shareholders for all of the shares properly tendered. We will then select the lowest price that will allow us to buy up to 300,000 shares. If a lesser number of shares is tendered, we will select the price that will allow us to buy all shares that were properly tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures.

If you wish to maximize the chance that your shares will be purchased, you should check the box next to “Shares Tendered At A Price Determined Pursuant To The Offer” in the section of the letter of transmittal called “Price At Which You Are Tendering.” You should understand that this election may have the effect of lowering the purchase price and could result in your shares being purchased at the minimum price of $15.00 per share. See “The Offer—Number of Shares; Price; Priority of Purchase.”

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HOW AND WHEN WILL I BE PAID?

If your shares are purchased in our offer, you will be paid the purchase price, in cash, without interest, as soon as practicable after the expiration of the offer period and the acceptance of the shares for payment. There may be tax consequences to receiving this payment. See “The Offer —Number of Shares; Price; Priority of Purchase” “—Procedures for Tendering Shares,” “—Purchase of Shares and Payment of Purchase Price,” “—Federal Income Tax Consequences.”

HOW MANY SHARES WILL YOU PURCHASE IN ALL?

We will purchase up to 300,000 shares in our offer, or approximately 22% of our outstanding common stock. We also reserve the right to purchase additional shares up to 2% of the outstanding shares, subject to applicable legal requirements. Our offer is not conditioned on any minimum number of shares being tendered. See “The Offer—Number of Shares; Price; Priority of Purchase.”

IF I TENDER MY SHARES, HOW MANY OF MY SHARES WILL YOU PURCHASE?

All the shares that you tender in our offer may not be purchased even if they are tendered at or below the purchase price we select. If more than 300,000 shares are tendered at or below the selected purchase price, we will purchase shares based on the following order of priority:

•   First, we will purchase shares from all holders of “odd lots” of less than 100 shares (not including any shares held in either the Profit Sharing Plan or ESOP) who properly tender all of their shares at prices equal to or below the selected price.

•   Second, we will purchase shares from all other shareholders who properly tender shares at prices equal to or below the selected price, on a pro rata basis, subject to the conditional tender provisions described under “The Offer—Conditional Tender Procedures.” As a result, we will purchase the same percentage of shares from each tendering shareholder in this second category. We will announce this proration percentage, if it is necessary, after our offer expires.

As we noted above, we may also choose to purchase an additional 2% of the outstanding shares, subject to applicable legal rules. See “The Offer—Number of Shares; Price; Priority of Purchase.”

HOW WILL YOU PAY FOR THE SHARES?

We would need a maximum of $4.9 million to purchase 300,000 shares at the highest price of $16.50. We will use cash on hand to pay for the shares we purchase in this offer. See “The Offer—Source and Amount of Funds.”

CAN I TENDER SHARES IN EITHER MY PROFIT SHARING PLAN OR ESOP?	Yes. Participants in the Profit Sharing Plan or ESOP may tender any of the shares that are allocated to their account(s). See “The Offer—Procedures for Tendering Shares.”

HOW LONG DO I HAVE TO TENDER MY SHARES?

You may tender your shares until our offer expires. Right now, the offer is scheduled to expire on June, 30, 2003, at 5:00 p.m., Eastern time, but we may choose to extend it at any time. We cannot assure you that we will extend our offer or, if we extend it, for how long it will be extended. See “The Offer—Number of Shares; Price; Priority of Purchase” and “—Extension of Our Offer; Termination; Amendment.”

HOW WILL I BE NOTIFIED IF YOU EXTEND THE OFFER?

If our offer is extended, we will make a public announcement before 9:00 a.m., Eastern time, on the first business day after the offer was scheduled to expire. See “The Offer—Extension of Our Offer; Termination; Amendment.”

WHAT ARE THE CONDITIONS TO THE OFFER?	Our obligation to accept and pay for your tendered shares is conditioned upon the satisfaction or waiver of the conditions described in this document. See “The Offer—Conditions of Our Offer.”

HOW DO I TENDER MY SHARES?

To tender your shares, you must complete one of the actions described under “Important Procedures” on the inside front cover of this document before our offer expires.

You may also contact the information agent or your broker for assistance. The contact information for the information agent is on the back page of this document.

See “The Offer—Procedures for Tendering Shares”

and the instructions to the letter of transmittal.

ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I CHANGE MY MIND?

Yes. If you tender your shares and change your mind, you may withdraw your shares at any time before our offer expires.

In addition, after our offer expires, if we have not accepted for payment the shares you have tendered to us, you may withdraw your shares at any time after 12:00 midnight, Eastern time, on Monday, July 21, 2003. See “The Offer—Withdrawal Rights.”

To withdraw your shares, you must timely deliver a written notice of your withdrawal to the depositary at the address or facsimile number appearing on the back page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the depositary. See “The Offer—Withdrawal Rights.”

WHAT DO YOU AND THE BOARD OF DIRECTORS THINK ABOUT THIS OFFER?

Our Board of Directors has approved this offer. However, neither we nor our Board of Directors nor the information agent is making any recommendation regarding whether you should tender or not tender your shares or at what price you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor. See “The Offer—Purposes of and Reasons for the Offer.”

WHAT IS A RECENT MARKET PRICE OF MY SHARES?

Our common stock is traded on the NASDAQ National Market System under the symbol “HFFB.” On May 22, 2003, a date close to the date of this document, the last reported sales price of our common stock on the NASDAQ National Market was $15.40. We urge you to obtain more current market quotations for your shares. For trading information regarding the shares, you may call Keefe, Bruyette & Woods, Inc. toll free at (877) 298-6520. See “The Offer—Price Range of

Shares; Dividends; Other Agreement.”

WILL I HAVE TO PAY BROKERAGE COMMISSIONS OR STOCK TRANSFER TAX IF I TENDER MY SHARES TO YOU?

If you are a registered shareholder and tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. See “The Offer—Procedures for Tendering Shares.”

If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See “The Offer—Purchase of Shares and Payment of Purchase Price.”

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES TO YOU?

Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The cash you receive will be treated either as:

•   a  sale or exchange eligible for capital gains treatment; or

•   a  dividend subject to ordinary income tax rates.

See “The Offer—Federal Income Tax Consequences.”

WHOM DO I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?	Our information agent can help answer your questions. The information agent is Keefe, Bruyette & Woods, Inc. Their contact information appears on the back page of this document.

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FORWARD-LOOKING STATEMENTS

This document contains a number of forward-looking statements regarding our financial condition, results of operations and business. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of our offer or other transactions described in this document. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “may,” “will” and “potential” and for similar expressions. Forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

•	the timing and occurrence or non-occurrence of events, including the conditions to our offer, may be subject to circumstances beyond our control;

•	there may be increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment may reduce interest margins or may adversely affect mortgage banking operations;

•	changes in deposit flows, loan demand or real estate values may adversely affect our business;

•	changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

•	general economic conditions, either nationally or locally, in the markets in which we do business, or conditions in securities markets, the banking industry or the mortgage banking industry, may be less favorable than we currently anticipate;

•	legislation or regulatory changes may adversely affect our business;

•	technological changes may be more difficult or expensive than we anticipate;

•	success or consummation of new business initiatives may be more difficult or expensive than we anticipate; or

•	litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate.

All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE OFFER

1. NUMBER OF SHARES; PRICE; PRIORITY OF PURCHASE.

GENERAL. On the terms and subject to the conditions of our offer, we will purchase at a price not greater than $16.50 nor less than $15.00 per share, net to the seller in cash, without interest, up to 300,000 shares of our common stock, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with the procedures set forth under “—Withdrawal Rights.”

The term “expiration date” with respect to our offer means 5:00 p.m., Eastern time, on Monday, June 30, 2003, unless we, in our sole discretion, extend the period of time during which our offer will remain open. If extended by us, the term “expiration date” will mean the latest time and date at which our offer, as extended, will expire. See “—Extension of Our Offer; Termination; Amendment” for a description of our right to extend, delay, terminate or amend our offer.

In accordance with Instruction 5 of the letter of transmittal, shareholders desiring to tender shares must specify the price or prices, not greater than $16.50 nor less than $15.00 per share, at which they are willing to sell their shares. Prices may be specified in increments of $0.25. Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price selected by us for shares properly tendered in our offer. This could result in the tendering shareholder receiving a price per share as low as $15.00.

As soon as practicable following the expiration date, we will select the purchase price for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price between $15.00 and $16.50 net per share in cash, without interest, that will enable us to purchase 300,000 shares, or such lesser number of shares as are properly tendered.

Shares properly tendered at or below the purchase price we select and not properly withdrawn will be purchased upon the terms and conditions of our offer, including the odd lot, proration and conditional tender provisions described below. If more than 300,000 shares are tendered at or below the purchase price we select, shares tendered at or below such purchase price will be subject to proration, except for odd lots. In accordance with the rules of the Securities and Exchange Commission, we may, and we reserve the right to, purchase in our offer an additional amount of shares, not to exceed 2% of our outstanding common stock (approximately 27,000), without amending or extending our offer. See “—Extension of Our Offer; Termination; Amendment.”

All shares we purchase will be purchased at the same price, even if you have specified a lower price. However, we will not purchase any shares tendered at a price above the purchase price we select using the procedures described above.

All shares tendered and not purchased, including shares tendered at prices above the purchase price we select and shares not purchased because of proration or the conditional tender procedures, will be returned to you at our expense as soon as practicable following the expiration date.

On the letter of transmittal you can specify the order in which portions of your shares will be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered shares are purchased in our offer. In addition, you can tender different portions of your shares at different prices by completing separate letters of transmittal for each price at which you tender shares.

You may withdraw your shares from our offer by following the procedures described under “—Withdrawal Rights.”

If we:

•	increase or decrease the range of prices to be paid for shares,

•	increase the number of shares being sought in our offer by more than 2% of our outstanding common stock, or

•	decrease the number of shares being sought in our offer.

then our offer must remain open, or will be extended, until at least ten business days from, and including, the date that notice of any such change is first published, sent or given in the manner described under “—Extension of Our Offer; Termination; Amendment.” For purposes of our offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

In calculating the number of shares to be accepted for payment pursuant to the procedures described in this document, we will add to the total number of shares tendered at the minimum price of $15.00 to the shares tendered by shareholders who have indicated, in the appropriate box in the letter of transmittal, that they are willing to accept the price determined in our offer. Accordingly, shares tendered at the price determined in the offer will be treated the same as shares tendered at $15.00. However, as discussed above, shares properly tendered and accepted for purchase will all be purchased at the same price, even if the purchase price we select is higher than the price at which the shares were tendered.

OUR OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. OUR OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE “—CONDITIONS OF OUR OFFER.”

PRIORITY OF PURCHASES. On the terms and subject to the conditions of the tender offer, if more than 300,000 shares (or such greater number of shares as we may elect to purchase), have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn before the expiration date, we will purchase properly tendered shares on the basis set forth below:

•	First, all shares properly tendered and not properly withdrawn by any “odd lot holder” (as defined below) who:

•	tenders all shares owned (beneficially or of record) by the odd lot holder at a price equal to or below the purchase price (tenders of less than all the shares owned will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

•	Second, after the purchase of all the shares properly tendered by odd lot holders and subject to the conditional tender procedures described under “—Conditional Tender Procedures,” all other shares properly tendered at prices equal to or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

As a result, all the shares that you tender in our offer may not be purchased, even if they are tendered at prices equal to or below the purchase price. This will occur if we receive more than 300,000 properly tendered shares at prices equal to or below the purchase price.

As we noted above, we may elect to purchase more than 300,000 shares in our offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater number of shares.

ODD LOTS. For purposes of our offer, the term “odd lots” means all shares properly tendered before the expiration date at prices equal to or below the purchase price and not properly withdrawn by any person, referred to as an “odd lot holder,” who owns, beneficially or of record, a total of fewer than 100 shares and certifies to that fact in the “Odd Lots” box on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. To qualify for this preference, an odd lot holder must tender all shares owned, beneficially or of record, by the odd lot holder in accordance with the procedures described under “—Procedures for Tendering Shares.”

This preference is not available to partial tenders or to beneficial or record holders of a total of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares, or with respect to any participant shares in either the Profit Sharing Plan or ESOP.

Any odd lot holder wishing to tender all its shares pursuant to our offer should complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

PRORATION. If proration of tendered shares is required, we will determine the proration percentage as soon as practicable following the expiration date. Subject to the conditional tender procedures described under “—Conditional Tender Procedures,” proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders other than odd lot holders at or below the purchase price selected by us.

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described under “—Procedures for Tendering Shares,” and because of the odd lot procedures described above and the conditional tender procedures described under “—Conditional Tender Procedures,” we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until three to five business days after the expiration date. The preliminary results of any proration will be announced by press release as soon as practicable after the expiration date. Shareholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers. If the proration results are available prior to five business days, such results and/or payments will be completed prior to such designated time.

As described under “—Federal Income Tax Consequences,” the number of shares that we will purchase from a shareholder under our offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares. The letter of transmittal affords each shareholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a shareholder decide to do so for federal income tax reasons. In addition, shareholders may choose to submit a “conditional tender” under the procedures discussed under “—Conditional Tender Procedures,” in order to structure their tender for federal income tax reasons.

2. PURPOSES OF AND REASONS FOR THE OFFER.

We are making this offer to enable you to decide whether you desire to continue your investment in us or whether you desire to obtain current value for your shares.

We believe that the purchase of shares is an attractive use of a portion of our available capital on behalf of our shareholders and is consistent with our long-term goal of increasing shareholder value. We believe we have adequate sources of capital to both complete the share repurchase and continue with our regular pursuit of business opportunities.

Our capital base significantly exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating the advantages and disadvantages of the offer as a way to more efficiently utilize our capital base and to attempt to maximize shareholder value, our management and Board of Directors believe that the purchase of shares pursuant to the offer is a positive action that is intended to accomplish the desired objectives. The Board determined this was a better alternative than continuing small open market stock repurchases.

The offer is designed to restructure our balance sheet in order to increase return on equity by reducing the amount of equity and shares outstanding. Based upon the current market price of our shares, we believe the purchase of our shares is an attractive use of funds. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet our funding needs for the foreseeable future. Upon completion of the offer, we expect that we and First Financial Bank and Citizens Financial Bank, Inc., our subsidiaries, will continue to meet or exceed all minimum regulatory capital requirements.

The offer will enable shareholders to sell a portion of their shares while retaining a continuing equity interest in us if they so desire. The offer may provide shareholders who are considering a sale of all or a portion of their shares the opportunity to determine the price or prices (not greater than $16.50 nor less than $15.00 per share) at which they are willing to sell their shares and, if any such shares are purchased pursuant to the offer, to sell those shares for cash without the usual transaction costs associated with open-market sales. In addition, odd lot holders whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts in a sale of such holder’s shares. For shareholders who do not tender, there is no assurance that the price of the stock will not trade below the price being offered pursuant to the offer. For shareholders who do tender, the trading price of stock may increase as a result of the offer or an unexpected acquisition at a premium could occur in the future.

EFFECTS OF THE OFFER. As we described above, this offer will reduce the number of our issued and outstanding shares of common stock. Accordingly, if you do not tender, your percentage ownership interest in us after the offer will be greater than your percentage ownership interest before the offer.

Of course, we may issue additional shares of common stock and other securities at any time, and these issuances will reduce your percentage ownership interest. As we discuss below, we also may purchase more of our stock, which would have the effect of increasing your percentage ownership interest.

You may be able to sell shares that you do not tender or that are otherwise not purchased in our offer on the NASDAQ or otherwise. However, we cannot predict or assure you of the price at which you will be able to sell your shares, which may be higher or lower than the purchase price paid by us in this offer.

Upon completion of this tender offer, we may, however, continue to purchase our shares in the future through purchases in the open market, private transactions or other tender offers or through any other means. Future purchases may be on terms that are more or less favorable to shareholders than this offer. However, SEC Rule 13e-4 generally prohibit us and our affiliates from purchasing any shares outside of our offer until ten business days after the expiration date of our offer. Any future purchases will depend on many factors, which include market conditions and the condition of our business.

Shares that we acquire in our offer will be retained as treasury stock, and will be available for us to issue without further shareholder action (except as required by applicable law or the rules of the NASDAQ or any securities exchange on which the shares are listed) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for Directors.

NEITHER WE NOR OUR BOARD OF DIRECTORS, NOR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR NOT TENDER ANY SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN OUR OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

OTHER TRANSACTIONS. Except as described in this document, we currently have no plans, proposals or negotiations that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries,

•	a purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets that would be material to us and our subsidiaries taken as a whole,

•	a material change in our present dividend rate or policy, or in our indebtedness or capitalization,

•	any class of our equity securities ceasing to be authorized to be quoted in the NASDAQ Automated Quotation System operated by a national securities association,

•	termination of the registration of any class of our equity securities under the Securities Exchange Act of 1934 (the “Exchange Act”),

•	a suspension of our obligation to file periodic and other reports under the Exchange Act,

•	a change in our present Board of Directors of management,

•	a material change in our corporate structure or business,

•	an acquisition or disposition by any person of our securities, or

•	a change in our articles of incorporation, by-laws or other governing documents or an action that could impede the acquisition of control of us.

Although we do not currently have any plans, other than as described in this document, that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for increasing shareholder value we may undertake or plan actions that relate to or could result in one or more of these events.

3. OPINION OF FINANCIAL ADVISOR.

At a meeting of the special committee of our Board of Directors (the “Committee”) on May 27, 2003, Keefe, Bruyette, and Woods, Inc. (“KBW”) rendered its verbal opinion as to the fairness, from a financial point of view of the range of consideration to be offered to our shareholders, including both those shareholders who elect to receive cash in the offer and those shareholders who will remain shareholders after the offer. On May 28, 2003, KBW delivered its written opinion affirming the fairness of the terms of the offer to our stockholders from a financial point of view. KBW’s fairness opinion was addressed to our Board of Directors as to the fairness of the offer price, from a financial point of view, to our shareholders, including both those shareholders who elect to receive cash in the tender offer and those shareholders who will remain shareholders after the tender offer. The Committee and our Board of Directors, based upon the recommendation of the Committee, each unanimously approved the offer as fair and in our best interests and that of our shareholders. KBW’s opinion was one of the many considerations by the Committee and our Board of Directors in making their determination to approve the offer.

The full text of the opinion of KBW, which is attached as Appendix A to this document, sets forth certain assumptions made, matters considered and limitations on the review undertaken by KBW, and should be read in its entirety. The summary of the KBW opinion set forth in this document and is qualified in its entirety by reference to the full text of the KBW’s opinion. The opinion of KBW is directed to our Board of Directors and does not constitute a recommendation to any shareholder as to any action that such shareholder should take in the offer, or otherwise.

In rendering its opinion, KBW reviewed the following materials relating to our financial and operating condition:

•	Annual reports to stockholders and Form 10KSB for the three years ended September 30, 2002;

•	Quarterly reports on Form 10QSB for the quarters ended March 31, 2003 and December 31, 2002;

•	Other internal financial information provided by us to KBW;

•	Certain publicly available information concerning the trading of our common stock;

•	Certain publicly available information with respect to banking companies and the terms of certain similar type transactions.

KBW discussed with our senior management and the Committee our current position and our prospective outlook, including the local economy and growth prospects. KBW considered historical quotations, levels of activity and prices of recorded transactions in our common stock and reviewed financial and stock market data of other thrifts in a comparable asset range and with similar operating characteristics to us.

In rendering its opinion, KBW assumed and relied upon the accuracy and completeness of the financial information that we provided. In its review, with our consent, KBW did not undertake any independent verification of the information provided by us, nor did it make any independent appraisal or evaluation of our assets or liabilities.

The following is a summary of the material financial analyses performed by KBW in connection with providing its opinion of May 28, 2003:

Analysis of Recent Trading Activity of Comparable Thrift Institutions. KBW analyzed certain companies of comparable asset size, capital to asset ratio, and similar return on equity performance. There were fifteen companies in the comparable group with the following characteristics: assets less than $400 million, equity to assets greater than 12% and return on equity less than 5%. The analysis summarizes the trading multiples of the high, low and median of the comparable companies compared to the tender offer pricing based on the range of $15.00 to $16.50.

	Price/ Book	Price/ Tangible Book	Price/ LTM EPS	Price/ MRQ EPS
High	113.5%	113.5%	29.5x	28.9x
Median	91.2%	91.2%	21.4x	21.4x
Low	72.7%	72.8%	15.8x	10.9x
Tender Offer	88.7% – 97.7%	91.3% –100.5%	18.5x – 20.4x	13.9x – 15.3x

LTM—last twelve months

MRQ—most recent quarter

EPS—earnings per share

Recent Tender Offers. KBW reviewed 27 financial institution tender offers completed since 1998 to determine the premium of the tender offer price compared to the average trading price of the stock for the thirty days prior to the announcement. The results were as follows:

Tender Price Range—Premium to 30-day average stock price

	Low	High
Maximum	42.3%	42.3%
Minimum	(6.2)%	2.8%
Median	5.4%	20.4%
Harrodsburg	(0.6)%	9.3%

Impact to Remaining Shareholders. KBW analyzed the impact of the tender offer to the remaining shareholders, assuming that the maximum number of shares of 300,000 is repurchased at the maximum price of $16.50 per share. Based on this analysis, it was determined that proforma annualized earnings per share increased by 9.1% compared to the annualized earnings per share for the six months ended March 31, 2003. It was determined that proforma tangible book value per share was diluted by 1.7% when comparing the tangible book value per share at March 31, 2003.

Discounted Cash Flow Analysis. KBW used a discounted cash analysis that analyzed a steam of dividends and a terminal value which incorporated a projection of our financial operations and cash flow analysis over the next five years to determine a theoretical valuation range assuming that we operate without executing the tender. A similar analysis was prepared assuming that we execute the tender offer for the maximum number of shares at the maximum price. Other key assumptions included:

•	Estimated net income for the five years as provided by management;

•	Terminal multiple range of 10.2x – 16.2x, based on range of publicly traded southeastern banks and thrifts;

•	Discount rate range of 9.8% to 12.3%, based on the estimated cost of equity capital for small capitalization financial institutions of 11.3% published by Ibbotson Associates, a recognized statistical source. The resulting discount rate was widened to a range of 9.8% to 12.3% to provide flexibility in assessing the potential changes in the risk profile of equity markets in general and small capitalization financial institutions in particular.

Based on the assumptions, KBW’s analysis implied that on a status quo basis the theoretical range of values was $11.56 to $19.20. Assuming that the tender offer is completed at the maximum of the ranges for both number of shares and amount, the theoretical range of values for the remaining shareholders is $13.23 to $21.98. Discounted cash flow is a widely used valuation methodology, but it relies on numerous assumptions, including projected earnings, terminal values, and discount rates. This analysis does not purport to be indicative of the actual values or expected values of our common stock. Given that the $15.00—$16.50 per share consideration offered to shareholders in the tender offer is within the theoretical valuation range, regardless of whether or not the tender offer is executed, KBW believes that this analysis supports the fairness, from a financial point of view, to the shareholders who elect to receive cash in the tender offer. Further considering that executing the tender offer implies a higher potential theoretical range of values, KBW believes that this analysis supports the fairness, from a financial point of view, to the remaining shareholders after the tender offer.

In preparing its analysis, KBW made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of such assumptions are beyond our control. The analyses performed by KBW is not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a companies securities will trade.

KBW, as part of its investment banking business, is regularly engaged in the evaluation of business and securities in connection with securities transactions, mergers and acquisitions, negotiated transactions, and distributions of listed and unlisted securities. KBW is familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies. The Committee selected KBW on the basis of the firm’s reputation and its experience and expertise in transactions similar to the offer.

Pursuant to its engagement letter, KBW will receive a fee for services rendered in connection with advising and managing the tender offer process in addition to issuing a fairness opinion regarding the tender offer. This fee, a portion is subject to the number of shares repurchased, will approximate $68,000 plus out of pocket expenses. Under a separate agreement, KBW also earned approximately $150,000 for acting as placement agent for the issuance of our trust preferred securities.

4. PROCEDURES FOR TENDERING SHARES.

PROPER TENDER OF SHARES. For your shares to be properly tendered, either (1) or (2) below must happen:

(1)	The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this document:

•	one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe below; and

•	one of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an “agent’s message” of the type we describe below in the case of a book-entry transfer or (c) a specific acknowledgment in the case of a tender through the “automatic tender offer program” we describe below, and

•	any other documents required by the letter of transmittal.

(2)	You must comply with the guaranteed delivery procedure set forth below.

In accordance with Instruction 5 of the letter of transmittal, if you want to tender your shares you must properly complete the pricing section of the letter of transmittal, which is called “Price At Which You Are Tendering”:

•	If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in this section of the letter of transmittal next to “Shares tendered at price determined pursuant to the offer.” This means that you will accept the purchase price selected by us in accordance with the terms of our offer. Note that this election could result in your shares being purchased at the minimum price of $15.00 per share.

•	If you wish to indicate a specific price (in multiples of $0.25) at which your shares are being tendered, you must check ONE box in this section under “Shares Tendered At A Price Determined By You.” You should be aware that this election could mean that none of your shares will be purchased if you choose a price that is higher than the purchase price we eventually select after the expiration date.

If you want to tender portions of your shares at different prices you must complete a separate letter of transmittal for each portion of your shares that you want to tender at a different price. However, the same shares cannot be tendered (unless properly withdrawn previously in accordance with the procedures described under “—Withdrawal Rights”) at more than one price. To tender shares properly, one and only one price box must be checked in the “Price At Which You Are Tendering” section on each letter of transmittal.

If you are a participant in either the Profit Sharing Plan or ESOP wishing to tender any of your participant shares under the plans, you must follow the separate instructions and procedures described under the sections “ESOP” and “Profit Sharing Plan.”

In addition, odd lot holders who tender all shares must complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in “—Number of Shares; Price; Priority of Purchase.”

If you tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares through the broker or bank.

ENDORSEMENTS AND SIGNATURE GUARANTEES. Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the letter of transmittal and endorsement guaranteed by an

“eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

•	the letter of transmittal is signed by the registered holder of the shares tendered (which includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility”, whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder, unless the holder has completed either the box captioned “Special Payment Instructions” on the letter of transmittal; or

•	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an eligible guarantor institution.

See Instruction 1 of the letter of transmittal.

On the other hand, if a certificate for shares is registered in the name of a person other than the person executing a letter of transmittal or you are completing either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the letter of transmittal, then

•	your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates, and

•	the signature on (1) the letter of transmittal and (2) on your certificates or stock power must be guaranteed by an eligible guarantor institution.

METHOD OF DELIVERY. Payment for shares tendered and accepted for payment under our offer will be made only after timely receipt by the depositary of all of the following:

•	certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility as described below;

•	any of a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof, an agent’s message in the case of a book-entry transfer or the specific acknowledgment in the case of a tender through the automated tender offer program; and

•	any other documents required by the letter of transmittal.

THE METHOD OF DELIVERING ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY

MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

ALL DELIVERIES IN CONNECTION WITH OUR OFFER, INCLUDING A LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES, MUST BE MADE TO THE DEPOSITARY AND NOT TO US OR THE INFORMATION AGENT. ANY DOCUMENTS DELIVERED TO US OR THE INFORMATION AGENT WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

BOOK-ENTRY DELIVERY. The depositary will establish an account with respect to the shares for purposes of our offer at the book-entry transfer facility within two business days after the date of this document. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer.

Even if delivery of shares is made through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur:

(1)	The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this document:

•	One of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an agent’s message as described below in the case of a book-entry transfer or (c) a specific acknowledgment in the case of a tender through the automated tender offer program, and

•	Any other documents required by the letter of transmittal; or

(2)	The guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against them.

Participants in the book-entry transfer facility also may tender their shares in accordance with the “automated tender offer program” to the extent it is available to them for the shares they wish to tender. A shareholder tendering through the automated tender offer program must expressly acknowledge that the shareholder has received and agrees to be bound by the letter of transmittal and that we may enforce such agreement against them.

GUARANTEED DELIVERY. If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares, if all of the following conditions are satisfied:

•	the tender is made by or through an eligible guarantor institution;

•	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, specifying the price at which shares are being tendered, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	all of the following are received by the depositary within three NASDAQ trading days after the date of receipt by the depositary of the notice of guaranteed delivery:

•	the certificates for the shares, and

•	a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, and

•	any other documents required by the letter of transmittal.

ESOP. As of May 28, 2003, the ESOP owned approximately 175,000 shares of our common stock, of which, approximately 96,000 shares were allocated to the accounts of the participants. Shares allocated to participants’ accounts will, subject to the limitations of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations thereunder (“ERISA”), be tendered by the trustees of the plan (the “Trustees”) according to the instructions of participants to the Trustees. Decisions as to whether to tender shares not allocated to participants’ accounts will be made by the Trustees subject to the terms of the plan and ERISA. The Trustees will make available to the participants whose accounts hold allocated shares all documents furnished to the shareholders in connection with the offer. Participants in the ESOP may not use the letter of transmittal to direct the tender of shares attributed to their account, but must use the separate election form sent to them. Each participant may direct that all, some or none of the shares allocated to the participant’s account be tendered. Participants will also be afforded withdrawal rights. See “—Withdrawal Rights.”

Under ERISA, we will be prohibited from purchasing any shares from the ESOP (including shares allocated to the accounts of participants) if the purchase price is less than the prevailing market price of the shares on the date the shares are accepted for payment pursuant to the offer.

PROFIT SHARING PLAN. Participants in the Profit Sharing Plan who wish to tender shares held in their accounts in the Profit Sharing Plan should so indicate by completing, executing and returning to the depositary the election form included in the notice sent to such participants. Participants in the plan may not use the letter of transmittal to direct the tender of the shares attributed to their accounts, but must use the separate election form sent to them. Each participant may direct that all, some or none of their shares in their accounts in the Profit Sharing Plan be tendered. Participants will also be afforded withdrawal rights. See “—Withdrawal Rights.”

STOCK OPTION PLAN. We are not offering, as part of the offer, to purchase any of the options outstanding under its stock option plans and tenders of such options will not be accepted. In no event are any options to be delivered to the depositary in connection with a tender of shares hereunder. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason.

DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of our offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder and our interpretation of the terms of our offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine. Neither we, nor any of the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

YOUR REPRESENTATION AND WARRANTY; OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period, the person so tendering

•	has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Our acceptance for payment of shares tendered under our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer described in this and related documents.

RETURN OF UNPURCHASED SHARES. If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned as soon as practicable after the expiration or termination of our offer or the proper withdrawal of the shares, as applicable. Shares will be returned without expense to the shareholder.

FEDERAL BACKUP WITHHOLDING TAX. Under the United States federal backup withholding tax rules, 30% of the gross proceeds payable to a shareholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering shareholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the depositary that the shareholder is not subject to backup withholding.

Certain shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder’s exempt status. The applicable form can be obtained from the depositary. See Instruction 13 of the letter of transmittal.

TO PREVENT FEDERAL BACKUP WITHHOLDING TAX EQUAL TO 30% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED UNDER OUR OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER’S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

For a discussion of United States federal income tax consequences to tendering shareholders, see “—Federal Income Tax Consequences.”

LOST OR DESTROYED CERTIFICATES. If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Illinois Stock Transfer Company, the transfer agent for our shares, between 9:00 a.m. and 4:00 p.m. at (312) 427-2953 or toll free (800) 757-5755, for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact

Illinois Stock Transfer Company immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

DISSENTERS’ RIGHTS. No dissenters’ rights are available to shareholders in connection with the offer under applicable Delaware law.

5. WITHDRAWAL RIGHTS.

Shares tendered may be withdrawn at any time before the expiration date and, unless accepted for payment by us after the expiration date, may also be withdrawn at any time after 12:00 midnight, Eastern time, on July, 21, 2003. Except as otherwise provided under “—Procedures For Tendering Shares,” tenders of shares are irrevocable.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the depositary at its address or facsimile number appearing on the back page of this document. Any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, and our determination will be final and binding. Neither we, nor any of the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of our offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described under “—Procedures for Tendering Shares.”

If we extend our offer, if we are delayed in our purchase of shares or are unable to purchase shares under our offer for any reason, then, without prejudice to our rights under our offer, the depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this “—Procedures for Tendering Shares.”

6. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

Upon the terms and conditions of our offer, as soon as practicable following the expiration date, we will:

•	select the purchase price we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering shareholders, and

•	accept for payment and pay for, and thereby purchase, shares properly tendered at prices equal to or below the purchase price we select and not properly withdrawn.

For purposes of our offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, conditional tender and proration provisions of our offer, only when, as and if we give oral or written notice to the depositary of our acceptance of the shares for payment.

Upon the terms and conditions of our offer, as soon as practicable after the expiration date, we will accept for payment and pay a single per share purchase price for 300,000 shares, subject to increase or decrease as provided under “—Number of Shares; Price; Priority of Purchase,” and “- Extension of Our Offer; Termination; Amendment,” if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices between $15.00 and $16.50 per share.

We will pay for shares purchased under our offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration percentage and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any proration or to be able to commence payment for shares purchased until approximately three to five business days after the expiration date.

We will not pay interest on the purchase price regardless of any delay in making such payment. In addition, if certain events occur, we may not be obligated to purchase shares in our offer. See the conditions to our offer under “—Conditions of Our Offer.”

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under our offer. If, however, (a) payment of the purchase price is to be made to any person other than the registered holder, (b) shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder, or (c) certificates representing tendered shares are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the letter of transmittal.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO FEDERAL INCOME BACKUP WITHHOLDING TAX OF 30% OF THE GROSS PROCEEDS PAID TO THE SHAREHOLDER OR OTHER PAYEE UNDER OUR OFFER. SEE “—PROCEDURES FOR TENDERING SHARES.” ALSO SEE “—FEDERAL INCOME TAX CONSEQUENCES” REGARDING ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

7. CONDITIONAL TENDER PROCEDURES.

Under certain circumstances and subject to the exceptions for odd lot holders described under “—Number of Shares; Price; Priority of Purchase,” we may prorate the number of shares purchased pursuant to our offer. As discussed under “—Federal Income Tax Consequences,” the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of shares pursuant to our offer in such a manner that the purchase will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that all or a specified minimum number of the shareholder’s shares tendered pursuant to a letter of transmittal or notice of guaranteed delivery must be purchased if any of the shareholder’s tendered shares are purchased. If you are an odd lot holder and you tender all of your shares, you cannot conditionally tender, since your shares will not be subject to proration. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR.

If you wish to make a conditional tender you must indicate this in the box captioned “Conditional Tender” in the letter of transmittal or, if applicable, the notice of guaranteed delivery. In this box in the letter of transmittal or the notice of guaranteed delivery, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After our offer expires, if greater than 300,000 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 300,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 300,000 shares. In selecting among these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

All shares tendered by a shareholder subject to a conditional tender pursuant to the letter of transmittal or notice of guaranteed delivery, regarded as withdrawn as a result of proration and not eventually purchased will be returned as soon as practicable after the expiration date without any expense to the shareholder.

8. CONDITIONS OF OUR OFFER.

Notwithstanding any other provision of our offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules promulgated by the SEC under the Exchange Act, if, at any time on or after May 28, 2003 and before our acceptance for payment of properly tendered shares, any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment makes it inadvisable for us to proceed with our offer or with acceptance for payment:

•	there shall have been any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of our offer, the acquisition of some or all of the shares under our offer or otherwise relates in any manner to our offer, including the other conditions to our offer;

•	there shall have been any action taken or pending, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly;

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of our offer; or

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories;

•	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

•	any significant decrease in the market price of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, operations or prospects or the trading of our common stock; or

•	any change or changes in the business, financial condition, assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may be material and adverse to us or our subsidiaries.

The conditions to our offer are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

9. PRICE RANGE OF SHARES; DIVIDENDS; OTHER AGREEMENT.

SHARE PRICES. Our common stock is traded on the NASDAQ National Market Systems under the trading symbol “HFFB.” The following table sets forth, for the fiscal quarters indicated, the intraday high and low sale prices per share on the NASDAQ and the cash dividends declared per share of our common stock.

Fiscal Year	High ($)	Low ($)	Dividend Paid Per Share ($)

2001:

1st Quarter	12.88	9.49	—
2nd Quarter	14.50	10.75	.30
3rd Quarter	13.00	11.00	—
4th Quarter	13.00	10.00	.30

2002:

1st Quarter	12.11	10.82	—
2nd Quarter	12.02	11.00	.30
3rd Quarter	13.52	11.00	—
4th Quarter	12.49	10.95	.30

2003:

1st Quarter	13.75	10.75	—
2nd Quarter	15.14	12.44	.30
3rd Quarter (through May 22, 2003)	15.40	14.55	—

On May 22, 2003, a date close to the date of this document, the closing price of our common stock on the NASDAQ was $15.40. We Urge You To Obtain More Current Market Quotations

For Our Common Stock. For trading information, you may call Keefe, Bruyette & Woods, Inc. toll free at (877) 298-6520.

OTHER AGREEMENT. On March 26, 2003, we completed the issuance of $5.0 million of fixed/floating rate trust preferred securities (the “Capital Securities”). The Capital Securities were issued through a newly formed trust, Harrodsburg Statutory Trust I, in a private pooled transaction. The Capital Securities bear an initial fixed interest rate of 6.40% from March 26, 2003 until March 26, 2008. After March 26, 2008, the interest rate will adjust quarterly based on the three-month LIBOR rate plus 315 basis points. The Capital Securities mature in thirty years, however, we may redeem the Capital Securities in whole or in part on or after March 26, 2008.

10. SOURCE AND AMOUNT OF FUNDS.

Assuming that 300,000 shares are tendered in the offer at a price between $15.00 and $16.50 per share, the aggregate purchase price paid by us will be between $4.5 million and $5.0 million. We expect that our fees and expenses for the offer will be approximately $130,000.

We anticipate that we will have all of the funds necessary to purchase shares tendered in our offer, as well as to pay related fees and expenses, from our existing assets, primarily out of available cash.

11. INFORMATION ABOUT US.

We are a bank holding company that serves as the holding company for First Financial Bank, a federally chartered stock savings bank of which we are the sole shareholder, and for Citizens Financial Bank, Inc., a state-chartered commercial bank in which we own a 55.8% interest. Additionally, on December 31, 2002, we acquired approximately 23%, of Independence Bancorp, New Albany, Indiana. First Financial Bank operates through two branches located in Harrodsburg and Lawrenceburg, Kentucky. Citizens Financial Bank operates through one branch located in Glasgow, Kentucky.

We are located at 104 South Chiles Street, Harrodsburg, Kentucky 40330-1620 and our telephone number is (859) 734-5452.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following summary historical consolidated financial information has been derived from our unaudited financial statements for the six months ended March 31, 2003 and 2002 and from our audited financial statements for the years ended September 30, 2002 through 1998 and, in the opinion of management, includes all adjustments (consisting of normal recurring accruals) that are necessary for a fair presentation of the financial position and results of operations for such periods. The summary information should be read in conjunction with the consolidated financial statements and the notes thereto included in our Quarterly report on Form 10-QSB for the quarter ended March 31, 2003 and our Annual Report on Form 10-KSB for the year ended September 30, 2002. Copies of these reports may be obtained as described in this document.

SELECTED FINANCIAL AND OTHER DATA

(Dollars in thousands, except per share data)

	At or for the six months ended March 31,	At or for the year ended September 30,
	2003	2002	2001	2000	1999	1998
Balance Sheet Data:
Assets	$166,844	$153,052	$136,541	$117,393	$110,416	$109,919
Loans receivable, net	113,519	113,352	105,081	100,881	89,062	85,272
Investments(1)	30,975	21,328	17,450	10,994	11,240	14,966
Cash and interest-bearing deposits	13,984	12,448	10,896	3,031	8,350	8,074
Deposits	134.441	121,920	102,961	86,473	82,018	78,996
FHLB advances	1,251	5,000	7,000	3,500	—	—
Minority Interests(2)	1,640	1,662	1,849	—	—	—
Stockholders’ equity	22,252	22,066	22,305	25,241	26,220	28,982
Operating Data:
Interest income	4,300	$8,737	$8,744	$8,051	$7,745	$7,778
Interest expense	2,109	4,741	5,187	4,150	3,813	3,897
Net interest income	2,191	3,996	3,557	3,901	3,932	3,881
Provision for loan losses	91	241	39	14	35	96
Net interest income after provisions for loan losses	2,100	3,755	3,517	3,886	3,897	3,785
Non-interest income	473	486	178	113	116	122
Non-interest expense	1,797	3,306	2,679	2,261	1,728	1,679
Income before income tax expense and minority interests	776	935	1,016	1,738	2,285	2,228
Income tax expense	(151)	(494)	(394)	(591)	(777)	(799)
Minority interests (2)	24	229	63	—	—	—
Net income	649	670	685	1,147	1,508	1,429
Basic earnings per share	.52	.54	.52	.76	.94	.79
Diluted earnings per share	.52	.54	.52	.76	.94	.79
Performance Ratios:
Return on average assets (net income divided by average total assets)	.42%	.46%	.56%	1.92%	1.36%	1.31%
Return on average equity (net income divided by average equity)	2.93	3.02	3.06	4.49	5.49	4.98
Average interest-earning assets to average interest-bearing liabilities	114.54	116.00	123.25	128.80	133.86	136.40
Net interest rate spread	2.50	2.24	1.95	2.46	2.43	2.30

(1)	Includes FHLB stock, and term deposits with the FHLB.
(2)	On July 15, 2001, we acquired a majority interest in Citizens Financial Bank, Inc.

	At or for the six months ended March 31,	At or for the year ended September 30,
	2003	2002	2001	2000	1999	1998
Performance Ratios (continued)
Net yield on average interest-earning assets	5.71%	2.89%	2.95%	3.55%	3.63%	3.63%
Dividend payout	57.86	110.90	108.63	113.08	87.74	102.38
Capital Ratios:
Average equity to average assets (average equity divided by average total assets)	14.51	15.32	18.16	22.64	24.80	26.31
Equity to assets at period end	13.34	14.42	16.34	21.50	23.75	26.37
Asset Quality Ratios:
Net interest income after provision for loan losses to total other expenses	116.86	113.58	131.28	171.87	225.58	225.43
Non-performing loans to total loans	.18	.33	.21	.51	.32	.57
Non-performing loans to total assets	.12	.25	.16	.44	.25	.44

ADDITIONAL INFORMATION. We are subject to the information and reporting requirements of the Exchange Act, and in accordance with such laws we file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to our offer.

The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the SEC: 233 Broadway, New York, New York 10279 and 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of this material can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

INCORPORATION BY REFERENCE. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

SEC FILINGS	DATE FILED

Quarterly Report on Form 10-QSB	May 14, 2003

Quarterly Report on Form 10-QSB	February 14, 2003

Annual Report on Form 10-KSB	December 23, 2002

Proxy Statement for 2002 Annual Meeting of Stockholders	December 23, 2002

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at 104 South Chiles Street, Harrodsburg, Kentucky 40330-1620, telephone: (859) 734-5452. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, you can obtain copies of these documents from the SEC’s website. Such documents may also be inspected at the locations described above.

12. INFORMATION ABOUT OUR SHARES; INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

SHARES OUTSTANDING. As of May, 2003, we had 1,334,039 issued and outstanding shares of common stock which are net of 848,109 shares in treasury.

The 300,000 shares that we are offering to purchase represent approximately 22% of our issued and outstanding stock as of May 28, 2003. Assuming that we purchase all 300,000 shares that we are offering to purchase, the number of our issued and outstanding shares would be reduced to 1,034,039 immediately after the offer.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS. Our proxy statement for our 2002 annual shareholders meeting contains information about our Directors and executive officers, including information relating to stock ownership, agreements concerning our securities (including option and restricted stock grants) and the business address of such Directors and officers. This proxy statement is incorporated by reference into this document.

Our Directors and executive officers are entitled to participate in our offer on the same basis as all other shareholders. Directors Coleman and Hood plan to tender approximately 2,500 and 3,800 shares, respectively, into our offer. All of our other Directors and executive officers have informed us that they do not intend to tender any shares into our offer.

TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES. Based on our records and information provided to us by our Directors, executive officers, associates and subsidiaries, neither we, nor any of our associates or subsidiaries, nor, to the best of our knowledge, any of our Directors or executive officers or any associates or subsidiaries thereof, have effected any transactions in our shares during the 60 days before May 28 2003, except for routine purchases on the accounts of our executive officers under the Profit Sharing Plan.

Except as otherwise described in this document, and except for customary margin accounts maintained at a broker by some of our Directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, Directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

13. EFFECTS OF OUR OFFER ON THE MARKET FOR OUR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

Our purchase of shares in our offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of our offer to ensure a continued trading market for our shares. Based upon published guidelines of the NASD, we do not believe that our purchase of shares under our offer will cause the remaining outstanding shares of our common stock to be delisted from the NASDAQ.

Our shares are now “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under our offer, our shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

Our shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in connection with our offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

The Savings and Loan Holding Company Act and the Change in Bank Control Act each set forth thresholds with respect to the ownership of voting shares of a savings and loan holding company of 5% to 10%, respectively, over which the owner of such voting shares may be determined to control such savings and loan holding company. If, as a result of the offer, the ownership interest of any shareholder of ours is increased over these thresholds, such shareholder may be required to reduce its ownership interest in us or file a notice with regulators. Each shareholder whose ownership interest may be so increased is urged to consult the shareholder’s own legal counsel with respect to the consequences to the shareholder of the offer.

14. LEGAL MATTERS; REGULATORY APPROVALS.

Except as otherwise described in this document, we are not aware of any license or regulatory permit material to our business that would be adversely affected by our acquisition of shares as contemplated by our offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of shares as contemplated by our offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in response to our offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

15. FEDERAL INCOME TAX CONSEQUENCES.

The following summary describes the material United States federal income tax consequences relating to our offer. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations under the Internal Revenue Code, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shareholders who hold shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Internal Revenue Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, persons who hold shares as a position in a “straddle” or as apart of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, this discussion applies only to “United States holders” (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in our offer. For purposes of this discussion, a “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

HOLDERS OF SHARES WHO ARE NOT UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE FOREIGN TAX CONSEQUENCES OF OUR OFFER.

SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING OR NOT PARTICIPATING IN OUR OFFER.

CHARACTERIZATION OF THE PURCHASE. The purchase of a United States holder’s shares by us in our offer will be a taxable transaction for United States federal income tax purposes. As a consequence of the purchase, a United States holder will, depending on the United States holder’s particular circumstances, be treated either as having sold the United States holder’s shares or as having received a distribution in respect of stock from us.

Under Section 302 of the Internal Revenue Code, a United States holder whose shares are purchased by us under our offer will be treated as having sold its shares, and thus will recognize capital gain or loss if the purchase:

•	results in a “complete termination” of the United States holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to the United States holder; or

•	is “not essentially equivalent to a dividend” with respect to the United States holder.

Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.

If a United States holder satisfies any of the Section 302 tests explained below under the caption “Section 302 Tests,” the United States holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under our offer and the United States holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us under our offer. Specified limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by us from a United States holder under our offer. A United States holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender under our offer if less than all of its shares are tendered under our offer, and the order in which different blocks will be purchased by us in the event of proration under our offer. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation.

If a United States holder does not satisfy any of the Section 302 tests explained below, the purchase of a United States holder’s shares by us under our offer will not be treated as a sale or exchange under Section 302 of the Internal Revenue Code with respect to the United States holder. Instead, the entire amount received by a United States holder with respect to the purchase of its shares by us under our offer will be treated as a dividend distribution to the United States holder with respect to its shares under Section 301 of the Internal Revenue Code, taxable at ordinary income tax rates, to the extent of the United States holder’s share of our current and accumulated earnings and profits (within the meaning of the Internal Revenue Code). To the extent the amount of the distribution exceeds the United States holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of the United States holder’s adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a United States holder’s shares by us under our offer is treated as the receipt by the United States holder of a dividend, the United States holder’s adjusted tax basis in the purchased shares will be added to any shares retained by the United States holder.

We cannot predict whether or the extent to which our offer will be oversubscribed. If our offer is oversubscribed, proration of tendered shares under our offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that we will purchase a sufficient number of a United States holder’s shares under our offer to ensure that the United States holder receives sale treatment, rather than dividend treatment, for United States federal income tax purposes under the rules discussed below.

CONSTRUCTIVE OWNERSHIP OF STOCK AND OTHER ISSUES. In applying each of the Section 302 tests explained below, United States holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Internal Revenue Code. Under the constructive ownership rules, a United States holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, United States holders should consult their tax advisors to determine whether the purchase of their shares under our offer qualifies for sale treatment in their particular circumstances.

SECTION 302 TESTS. One of the following tests must be satisfied in order for the purchase of shares by us under our offer to be treated as a sale or exchange for federal income tax purposes:

•	Complete Termination Test. The purchase of a United States holder’s shares by us under our offer will result in a “complete termination” of the United States holder’s equity interest in us if all of the shares that are actually owned by the United States holder are sold under our offer and all of the shares that are constructively owned by the United States holder, if any, are sold under our offer or, with respect to shares owned by certain related individuals, the United States holder effectively waives, in accordance with Section 302(c) of the Internal Revenue Code, attribution of shares which otherwise would be considered as constructively owned by the United States holder. United States holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•	Substantially Disproportionate Test. The purchase of a United States holder’s shares by us under our offer will result in a “substantially disproportionate” redemption with respect to the United States holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the United States holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the United States holder immediately before the purchase (treating as outstanding all shares purchased under our offer).

•	Not Essentially Equivalent to a Dividend Test. The purchase of a United States holder’s shares by us under our offer will be treated as “not essentially equivalent to a dividend” if the reduction in the United States holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” given the United States holder’s particular circumstances. Whether the receipt of cash by a shareholder who sells shares under our offer will be “not essentially equivalent to a dividend” will depend upon the shareholder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” United States holders should consult their tax advisors as to the application of this test in their particular circumstances.

CORPORATE SHAREHOLDER DIVIDEND TREATMENT. In the case of a corporate United States holder, to the extent that any amounts received under our offer are treated as a dividend, such holder may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate United States holder pursuant to our offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Internal Revenue Code. Corporate United States holders should consult their own tax advisors as to the application of Section 1059 of the Internal Revenue Code to our offer, and to the tax consequences of dividend treatment in their particular circumstances.

SHAREHOLDERS WHO DO NOT RECEIVE CASH UNDER OUR OFFER. Shareholders whose shares are not purchased by us under our offer will not incur any tax liability as a result of the completion of our offer.

BACKUP WITHHOLDING TAX. See “—Procedures for Tendering Shares” with respect to the application of United States federal backup withholding tax.

THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF OUR OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

16. EXTENSION OF OUR OFFER; TERMINATION; AMENDMENT.

We reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which our offer is open and to delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. Our reservation of the right to delay acceptance for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of our offer.

We also reserve the right, in our sole discretion, to terminate our offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares if any conditions to our offer fail to be satisfied by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of our offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether or not any of the events or conditions described under “—Conditions of Our Offer” have occurred or are deemed by us to have occurred, to amend our offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in our offer to holders of shares or by decreasing or increasing the number of shares being sought in our offer. Amendments to our offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration date.

Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire, Dow Jones News Service or another comparable news service.

If we materially change the terms of our offer or the information concerning our offer, we will extend our offer to the extent required by Rule 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. This rule provides that if we undertake any of the following actions:

•	increase or decrease the range of prices to be paid for the shares,

•	increase the number of shares being sought in our offer by more than 2% of our outstanding common stock, or

•	decrease the number of shares being sought in our offer

then in each case the tender offer will be extended until the expiration of the period of ten business days.

17. FEES AND EXPENSES.

We have retained Keefe, Bruyette & Woods, Inc. to act as our information agent in connection with our offer. Keefe, Bruyette & Woods, as information agent, may contact shareholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the offer to beneficial owners. Keefe, Bruyette & Woods will receive reasonable and customary compensation in connection with our offer.

Illinois Stock Transfer Company, as the depositary for our offer, will be reimbursed for certain out-of-pocket costs in connection with our offer.

No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the parties described above) for soliciting tenders of shares under our offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the depositary. We, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding our offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of the information agent or the depositary for purposes of our offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the letter of transmittal.

18. MISCELLANEOUS.

This offer to purchase and the related letter of transmittal will be mailed to record holders of shares of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

We are not aware of any jurisdiction where the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of our offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to our offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “—Information About Us” with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR SHARES IN OUR OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH OUR OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE INFORMATION AGENT.

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

May 28, 2003

APPENDIX A

KEEFE, BRUYETTE & WOODS, INC. FAIRNESS OPINION

KEEFE, BRUYETTE & WOODS, INC.

Specialists in Financial Services

211 Bradenton Avenue

Dublin, OH 43017

May 28, 2003

The Board of Directors

Harrodsburg First Financial Bancorp, Inc.

104 South Chiles Street

Harrodsburg, KY 40330

Members of the Board:

You have requested our opinion as investment bankers as to the fairness of the per share consideration offered in the Company’s proposed Modified Dutch Auction Tender Offer (the “Tender Offer “), from a financial point of view, to the shareholders of Harrodsburg First Financial Bancorp, Inc. (the “Company”), including both those shareholders who elect to receive cash in the Tender Offer and those shareholders who will remain shareholders after the Tender Offer. In the Tender Offer each shareholder will be given the option to tender their shares at a price which they can specify within the range of $15.00 to $16.50 as described in the Tender Offer documents dated May 28, 2003.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, the Company, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account and for the accounts of our customers. To the extent we are aware of any such position as of the date of this opinion it has been disclosed to the Company. We have acted exclusively for the board of directors of the Company (the “Board of Directors”) in rendering this fairness opinion and will receive a fee from the Company for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material relative to the financial and operating condition of the Company, including among other things, the following: (i) a draft of the Tender Offer documents, which we assume will correspond in all material respects to the final Tender Offer documents to be mailed to all shareholders; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-KSB for the three years ended September 30, 2002 of the Company; (iii) Quarterly Reports on Form 10-QSB of the Company for quarters ended December 31, 2002 and March 31, 2003; and (iv) other financial information concerning the businesses and operations of the Company furnished to us by the Company for purposes of our analysis. We have also held discussions with senior management of the Company regarding the past and current business operations, regulatory relations, financial condition and future prospects of the Company and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of recent tender offers in the banking industry and performed such other studies and analyses as we considered appropriate.

May 28, 2003

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of the Company as to the reasonableness and achievability of the financial and operating forecasts and projections provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of management and that such forecasts and projections will be substantially realized in the amounts and in the time periods currently estimated by management. With your consent, we relied on advice of counsel and independent accountants to the Company as to legal and financial matters, respectively, concerning the Company and the Tender Offer, and have assumed that the Tender Offer will be conducted in a manner that complies in all respects with applicable statutes, law, rules and regulations. With respect to the financial impact to shareholders of the Company who will have an ongoing equity interest in the Company after completion of the Tender Offer, we considered only the financial impact on the Company of the consideration to be offered in the Tender Offer. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for the Company are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of the Company, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the assets and liabilities of the Company; and (iii) the nature and terms of certain other similar transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent; provided however, that the Company may include the opinion in its entirety as an exhibit or appendix to any report, statement, or schedule filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 in connection with the Tender Offer.

This opinion does not constitute a recommendation to any shareholder of the Company as to whether any shareholder should or should not tender his or her shares. This opinion does not address the relative merits of the Tender Offer and any other transactions or business strategies discussed by the Board of Directors.

2

May 28, 2003

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $15.00 to $16.50 per share consideration offered in the Tender Offer is fair, from a financial point of view, to shareholders of the Company, including both those shareholders who will receive cash in the Tender Offer and those shareholders who will remain shareholders after the Tender Offer.

Sincerely,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

3

THE DEPOSITARY FOR OUR OFFER IS:

ILLINOIS STOCK TRANSFER COMPANY

By hand delivery, overnight delivery, express or first class mail:

Illinois Stock Transfer Company

209 West Jackson Blvd., Suite 903

Chicago, Illinois 60606

Telephone: (312) 427-2953

Toll Free (800) 757-5755 (7:30 a.m. to 4:00 p.m.)

Facsimile Transmission: (312) 427-2879

The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or such shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at its address set forth above.

Any questions or requests for assistance may be directed to the information agent at its telephone number and address set forth below. Requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning our offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

The Information Agent for the Offer is:

KEEFE, BRUYETTE & WOODS, INC.

Call Toll-Free (877) 298-6520